

CORRECTION - PZENA INVESTMENT MANAGEMENT, INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2011

NEW YORK, NEW YORK, February 8, 2012 - This earnings press release "Pzena Investment Management, Inc. Reports Results for the Fourth Quarter and Full Year 2011", supercedes the prior release dated February 7, 2012 to correct the tabular material contained therein, and includes a dividend declaration headline.

- **2011 revenue was $18.9 million for the fourth quarter and $83.0 million for the full year.**

- **2011 GAAP operating income was $4.1 million for the fourth quarter and $37.9 million for the full year. For the same periods, non-GAAP operating income was $8.8 million and $42.6 million, respectively.**

- **One-time operating expenses totaled $4.8 million in the fourth quarter of 2011.**

- **2011 GAAP diluted earnings per share was $0.03 for the fourth quarter and $0.32 for the full year. For the same periods, non-GAAP diluted earnings per share was $0.08 and $0.36, respectively.**

- **Declared quarterly dividend of $0.19 per share.**

Pzena Investment Management, Inc. (NYSE: PZN) reported the following GAAP and non-GAAP basic and diluted net income and earnings per share for the three and twelve months ended December 31, 2011 and 2010 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended December 31,		Non-GAAP Basis For the Three Months Ended December 31,	
	2011	2010	2011	2010
	(unaudited)			
Basic Net Income	$ 369	$ 1,135	$ 854	$ 880
Basic Earnings Per Share	$ 0.03	$ 0.12	$ 0.08	$ 0.09
Diluted Net Income	$ 369	$ 6,276	$ 5,063	$ 6,021
Diluted Earnings Per Share	$ 0.03	$ 0.10	$ 0.08	$ 0.09

	GAAP Basis For the Twelve Months Ended December 31,		Non-GAAP Basis For the Twelve Months Ended December 31,	
	2011	2010	2011	2010
	(unaudited)			
Basic Net Income	$ 3,382	$ 3,811	$ 3,611	$ 3,116
Basic Earnings Per Share	$ 0.34	$ 0.41	$ 0.36	$ 0.34
Diluted Net Income	$ 20,631	$ 22,419	$ 23,156	$ 21,724
Diluted Earnings Per Share	$ 0.32	$ 0.34	$ 0.36	$ 0.33

The results for the three and twelve months ended December 31, 2011 and 2010 include adjustments related to certain one-time charges recognized in operating expense in the fourth quarter of 2011, in addition to the recurring adjustments related to the Company's tax receivable agreement and the associated liability to its selling and converting shareholders. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted net income per share were $5.0 million and $0.08, respectively, for the three months ended December 31,

2011, and $6.0 million and $0.09, respectively, for the three months ended December 31, 2010. Non-GAAP diluted net income and non-GAAP diluted net income per share were $23.1 million and $0.36, respectively, for the twelve months ended December 31, 2011, and $21.7 million and $0.33, respectively, for the twelve months ended December 31, 2010. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of these adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management (unaudited)

($ billions)

	Three Months Ended			Twelve Months Ended	
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Institutional Accounts					
Assets					
Beginning of Period	$ 10.0	$ 12.9	$ 11.3	$ 12.5	$ 10.7
Inflows	*0.7*	*0.3*	*0.5*	*2.1*	*1.8*
Outflows	*(0.5)*	*(0.4)*	*(0.4)*	*(2.2)*	*(1.7)*
Net Flows	0.2	(0.1)	0.1	(0.1)	0.1
Market Appreciation/(Depreciation)	1.1	(2.8)	1.1	(1.1)	1.7
End of Period	$ 11.3	$ 10.0	$ 12.5	$ 11.3	$ 12.5
Retail Accounts					
Assets					
Beginning of Period Assets	$ 2.2	$ 3.0	$ 3.0	$ 3.6	$ 3.6
Inflows	*0.2*	*0.2*	*0.3*	*1.3*	*1.3*
Outflows	*(0.5)*	*(0.4)*	*(0.5)*	*(2.2)*	*(2.2)*
Net Flows	(0.3)	(0.2)	(0.2)	(0.9)	(0.9)
Market Appreciation/(Depreciation)	0.3	(0.6)	0.3	0.4	0.4
End of Period	$ 2.2	$ 2.2	$ 3.1	$ 3.1	$ 3.1
Total					
Assets					
Beginning of Period	$ 12.2	$ 15.9	$ 14.3	$ 16.1	$ 14.3
Inflows	*0.9*	*0.5*	*0.8*	*3.4*	*3.1*
Outflows	*(1.0)*	*(0.8)*	*(0.9)*	*(4.4)*	*(3.9)*
Net Flows	(0.1)	(0.3)	(0.1)	(1.0)	(0.8)
Market Appreciation/(Depreciation)	1.4	(3.4)	1.4	(0.7)	2.1
End of Period	$ 13.5	$ 12.2	$ 15.6	$ 14.4	$ 15.6

Financial Discussion

Revenue (unaudited)

($ thousands)

	Three Months Ended					
	December 31, 2011		September 30, 2011		December 31, 2010	
Institutional Accounts	$	16,596	$	17,363	$	17,499
Retail Accounts		2,340		2,587		3,006
Total	$	18,936	$	19,950	$	20,505

	Twelve Months Ended			
	December 31, 2011		December 31, 2010	
Institutional Accounts	$	72,002	$	65,254
Retail Accounts		11,043		12,271
Total	$	83,045	$	77,525

Revenue was $18.9 million for the fourth quarter of 2011, a decrease of 7.8% from $20.5 million for the fourth quarter of 2010, and a decrease of 5.5% from $20.0 million for the third quarter of 2011. For the year ended December 31, 2011, revenues were $83.0 million, increasing 7.1% from $77.5 million for the year ended December 31, 2010.

Average assets under management for the fourth quarter of 2011 was $13.2 billion, a decrease of 10.8% from $14.8 billion for the fourth quarter of 2010, and a decrease of 7.7%, from $14.3 billion for the third quarter of 2011.

The weighted average fee rate was 0.573% for the fourth quarter of 2011, increasing from 0.555% for the fourth quarter of 2010, and from 0.560% for the third quarter of 2011. The increase from the fourth quarter of 2010 and third quarter of 2011 was primarily due to performance fees recognized.

The weighted average fee rate for institutional accounts was 0.608% for the fourth quarter of 2011, increasing from 0.596% for the fourth quarter of 2010, and from 0.597% for the third quarter of 2011. The year-over-year and third quarter to fourth quarter of 2011 increases were primarily due to performance fees recognized.

The weighted average fee rate for retail accounts was 0.407% for the fourth quarter of 2011, increasing from 0.396% for the fourth quarter of 2010, and from 0.395% for the third quarter of 2011. The year-over-year and third quarter to fourth quarter of 2011 increases were primarily due to the higher mix of assets in the Company's retail Emerging Markets strategy, which carries a higher fee rate, as well as the timing of asset flows in its other retail accounts.

Total operating expenses were $14.8 million in the fourth quarter of 2011, increasing from $9.7 million in the third quarter of 2011 and $9.6 million in the fourth quarter of 2010. The fluctuations in operating expenses year-over-year and from the third quarter of 2011 were primarily due to one-time charges associated with the sublease of excess real estate and a charge related to certain employee departures, as well as changes in the Company's discretionary bonus accruals. A reconciliation of GAAP to non-GAAP operating expenses is shown below:

Operating Expenses (unaudited)
($ thousands)

	Three Months Ended		
	December 31, 2011	September 30, 2011	December 31, 2010
Compensation and Benefits Expense	$ 10,190	$ 7,727	$ 7,522
General and Administrative Expense	4,654	1,969	2,080
GAAP Operating Expenses	14,844	9,696	9,602
One-time Charges	(4,798)	-	-
Non-GAAP Operating Expenses	$ 10,046	$ 9,696	$ 9,602

	Twelve Months Ended	
	December 31, 2011	December 31, 2010
Compensation and Benefits Expense	$ 34,565	$ 29,548
General and Administrative Expense	10,626	8,007
GAAP Operating Expenses	45,191	37,555
One-time Charges	(4,798)	-
Non-GAAP Operating Expenses	$ 40,393	$ 37,555

As of December 31, 2011, employee headcount was 67, down from 70 at December 31, 2010, and up from 66 at September 30, 2011.

The operating margin was 21.7% on a GAAP basis for the fourth quarter of 2011, compared to 53.2% for the fourth quarter of 2010, and 51.5% for the third quarter of 2011. The operating margin was 47.1% on a non-GAAP basis for the fourth quarter of 2011.

Other income/(expense) was income of $1.5 million for the fourth quarter of 2011, an expense of $1.4 million for the fourth quarter of 2010, and an expense of $1.2 million for the third quarter of 2011. Other income/(expense) includes the net realized and unrealized gain/(loss) recognized by the Company on its direct investments, as well as those recognized by the Company's external investors on their investments in investment partnerships that the Company is required to consolidate. The realized and unrealized gain/(loss) associated with the investments of the Company's outside interests are offset in net income attributable to non-controlling interests. Fourth quarter 2011 other income/(expense) also included income of $0.7 million associated with a decrease in the Company's liability to its selling and converting shareholders resulting from changes in the realizability of its related deferred tax asset. Such adjustments generated expenses of $1.7 million and $0.1 million in the fourth quarter of 2010 and third quarter of 2011, respectively. Details of other income/(expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/(Expense) (unaudited)

($ thousands)

| | Three Months Ended | | |
	December 31, 2011	September 30, 2011	December 31, 2010
Interest and Dividend Income	$ 161	$ 101	$ 66
Net Realized and Unrealized Gain/(Loss) from Investments	354	(1,150)	258
Change in Liability to Selling and Converting Shareholders[1]	726	(50)	(1,679)
Other Income/(Expense)	297	(61)	(3)
GAAP Other Income/(Expense)	1,538	(1,160)	(1,358)
Change in Liability to Selling and Converting Shareholders[1]	(726)	50	1,679
Outside Interests of Investment Partnerships[2]	(336)	714	(80)
Non-GAAP Other Income/(Expense), Net of Outside Interests	$ 476	$ (396)	$ 241

| | Twelve Months Ended | |
	December 31, 2011	December 31, 2010
Interest and Dividend Income	$ 405	$ 336
Interest Expense	-	(232)
Net Realized and Unrealized Gain/(Loss) from Investments	(355)	395
Change in Liability to Selling and Converting Shareholders[1]	(1,581)	(3,312)
Other Income	65	69
GAAP Other Expense	(1,466)	(2,744)
Change in Liability to Selling and Converting Shareholders[1]	1,581	3,312
Outside Interests of Investment Partnerships[2]	327	(229)
Non-GAAP Other Income, Net of Outside Interests	$ 442	$ 339

(1) Reflects the change in liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

(2) Represents the non-controlling interest allocation of the loss/(income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized $1.6 million in income tax expense for the fourth quarter of 2011, a $0.6 million income tax benefit for the fourth quarter of 2010, and a $1.5 million income tax expense for the third quarter of 2011. Fourth quarter 2011 income taxes included a $0.8 million expense associated with an increase to the valuation allowance recorded against the Company's deferred tax asset related to its tax receivable agreement. Such adjustments generated an income tax benefit of $1.9 million and an income tax expense of $0.3 million in the fourth quarter of 2010 and third quarter of 2011, respectively. Fourth quarter 2011 corporate income taxes reflected the effects of the one-time adjustments discussed above. Details of the income tax expense/(benefit) for the three months ended December 31, 2011, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense/(Benefit) (unaudited)

($ thousands)

| | Three Months Ended | | |
	December 31, 2011	September 30, 2011	December 31, 2010
GAAP Corporate Income Tax Expense	$ 255	$ 622	$ 654
Add back: Effects of One-time Adjustments[1]	333	-	-
Non-GAAP Corporate Income Tax Expense	$ 588	$ 622	$ 654
GAAP Unincorporated Business Tax Expense	$ 555	$ 596	$ 648
Add back: Effects of One-time Adjustments[1]	5	-	-
Non-GAAP Unincorporated Business Tax Expense	$ 560	$ 596	$ 648
Non-GAAP Corporate Income Tax Expense	$ 588	$ 622	$ 654
Non-GAAP Unincorporated Business Tax Expense	560	596	648
Non-GAAP Income Tax Expense	1,148	1,218	1,302
Change in Valuation Allowance[2]	768	282	(1,934)
Less: Effects of One-time Adjustments[1]	(338)	-	-
GAAP Income Tax Expense/(Benefit)	$ 1,578	$ 1,500	$ (632)

(1) Reflects the effects of certain one-time charges on income tax expense/(benefit).

(2) Reflects the change in valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions. This valuation allowance was initially recorded by the Company on September 30, 2008.

Details of the income tax expense/(benefit) for the twelve months ended December 31, 2011, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense/(Benefit) (unaudited)

($ thousands)

	Twelve Months Ended			
	December 31, 2011		December 31, 2010	
GAAP Corporate Income Tax Expense	$	2,323	$	2,317
Add back: Effects of One-time Adjustments[1]		333		-
Non-GAAP Corporate Income Tax Expense	$	2,656	$	2,317
GAAP Unincorporated Business Tax Expense	$	2,617		2,431
Add back: Effects of One-time Adjustments[1]		5		-
Non-GAAP Unincorporated Business Tax Expense	$	2,622		2,431
Non-GAAP Corporate Income Tax Expense	$	2,656	$	2,317
Non-GAAP Unincorporated Business Tax Expense		2,622		2,431
Non-GAAP Income Tax Expense		5,278		4,748
Change in Valuation Allowance[2]		(1,795)		(4,007)
Less: Effects of One-time Adjustments[1]		(338)		-
GAAP Income Tax Expense	$	3,145	$	741

(1) Reflects the effects of certain one-time charges on income tax expense/(benefit).

(2) Reflects the change in valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions. This valuation allowance was initially recorded by the Company on September 30, 2008.

Fourth quarter 2011 non-controlling interests also reflected the one-time adjustments discussed above. Details of the non-controlling interests in the operations of the Company's operating company and consolidated subsidiaries income tax expense/(benefit), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	Three Months Ended		
	December 31, 2011	September 30, 2011	December 31, 2010
GAAP Operating Company Allocation[1]	$ 3,347	$ 7,811	$ 8,962
Add back: Effects of One-time Adjustments[2]	4,017	-	-
Non-GAAP Operating Company Allocation	$ 7,364	$ 7,811	$ 8,962
Non-GAAP Operating Company Allocation	$ 7,364	$ 7,811	$ 8,962
Outside Interests of Investment Partnerships[3]	336	(714)	80
Non-GAAP Net Income Attributable to Non-Controlling Interests	7,700	7,097	9,042
Less: Effects of One-time Adjustments[2]	(4,017)	-	-
GAAP Net Income Attributable to Non-Controlling Interests	$ 3,683	$ 7,097	$ 9,042

	Twelve Months Ended	
	December 31, 2011	December 31, 2010
GAAP Operating Company Allocation[1]	$ 30,188	$ 32,445
Add back: Effects of One-time Adjustments[2]	4,017	-
Non-GAAP Operating Company Allocation	$ 34,205	$ 32,445
Non-GAAP Operating Company Allocation	$ 34,205	$ 32,445
Outside Interests of Investment Partnerships[3]	(327)	229
Non-GAAP Net Income Attributable to Non-Controlling Interests	33,878	32,674
Less: Effects of One-time Adjustments[2]	(4,017)	-
GAAP Net Income Attributable to Non-Controlling Interests	$ 29,861	$ 32,674

(1) Represents the non-controlling interest allocation of the income of Pzena Investment Management, LLC that is retained by its members.

(2) Reflects the effects of certain one-time charges on non-controlling interests.

(3) Represents the non-controlling interest allocation of the income/(loss) of the Company's consolidated investment partnerships to its external investors.

On January 31, 2012, the Company's Board of Directors approved a quarterly dividend of $0.19 per share of its Class A common stock to be declared on February 7, 2012. The following dates apply to the dividend:

Record Date: February 17, 2012

Payment Date: March 2, 2012

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.28 per share of its Class A common stock.

Fourth quarter 2011 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss its fourth quarter 2011 financial results and outlook at 10:00 am. ET, Wednesday, February 8, 2012. The call will be open to the public.
Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.
Teleconference Instructions: To gain access to the conference call via telephone, U.S./Canada callers should dial 877-820-5027; international callers should dial 706-679-9396. The conference ID number is 46707087.

Replay: The conference call will be available for replay through February 19, 2012, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 15, 2011 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Lawrence Kohn, 212-355-1600 or kohn@pzena.com

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of			
	December 31, 2011		**December 31, 2010**	
	(unaudited)			
ASSETS				
Cash and Cash Equivalents	$	35,083	$	16,381
Restricted Cash		1,030		1,420
Advisory Fees Receivable		14,717		15,275
Investments, at Fair Value		4,919		3,323
Prepaid Expenses and Other Assets		1,265		1,217
Deferred Tax Asset, Net of Valuation Allowance of $61,083 and $59,431, respectively		8,835		8,834
Property and Equipment, Net of Accumulated Depreciation of $3,024 and $2,727, respectively		829		1,952
	$	66,678	$	48,402
LIABILITIES AND EQUITY				
Liabilities:				
Accounts Payable and Accrued Expenses	$	6,062	$	3,879
Liability to Selling and Converting Shareholders		11,218		9,287
Real Estate Liability		1,795		-
Deferred Compensation Liability		1,173		875
Other Liabilities		206		565
		20,454		14,606
Equity:				
Total Pzena Investment Management, Inc.'s Equity		13,937		10,572
Non-Controlling Interests		32,287		23,224
		46,224		33,796
	$	66,678	$	48,402

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2011	**2010**	**2011**	**2010**
REVENUE	$ 18,936	$ 20,505	$ 83,045	$ 77,525
EXPENSES				
Compensation and Benefits Expense	10,190	7,522	34,565	29,548
General and Administrative Expense	4,654	2,080	10,626	8,007
TOTAL OPERATING EXPENSES	14,844	9,602	45,191	37,555
Operating Income	4,092	10,903	37,854	39,970
Total Other Income/(Expense)	1,538	(1,358)	(1,466)	(2,744)
Income Before Taxes	5,630	9,545	36,388	37,226
Income Tax Expense/(Benefit)	1,578	(632)	3,145	741
Consolidated Net Income	4,052	10,177	33,243	36,485
Less: Net Income Attributable to Non-Controlling Interests	3,683	9,042	29,861	32,674
Net Income Attributable to Pzena Investment Management, Inc.	$ 369	$ 1,135	$ 3,382	$ 3,811
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 369	$ 1,135	$ 3,382	$ 3,811
Basic Earnings per Share	$ 0.03	$ 0.12	$ 0.34	$ 0.41
Basic Weighted Average Shares Outstanding	10,575,089	9,367,659	9,972,978	9,186,520
Net Income for Diluted Earnings per Share	$ 369	$ 6,276	$ 20,631	$ 22,419
Diluted Earnings per Share	$ 0.03	$ 0.10	$ 0.32	$ 0.34
Diluted Weighted Average Shares Outstanding	10,575,089	65,023,010	65,093,544	64,985,753

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis Three Months Ended December 31,		Non-GAAP Basis Twelve Months Ended December 31,	
	2011	2010	2011	2010
REVENUE	$ 18,936	$ 20,505	$ 83,045	$ 77,525
EXPENSES				
Compensation and Benefits Expense	8,007	7,522	32,382	29,548
General and Administrative Expense	2,039	2,080	8,011	8,007
TOTAL OPERATING EXPENSES	10,046	9,602	40,393	37,555
Operating Income	8,890	10,903	42,652	39,970
Total Other Income, Net of Outside Interests	476	241	442	339
Income Before Taxes and Operating Company Allocation	9,366	11,144	43,094	40,309
Unincorporated Business Tax Expense	560	648	2,622	2,431
Allocable Income	8,806	10,496	40,472	37,878
Operating Company Allocation	7,364	8,962	34,205	32,445
Income Before Corporate Income Taxes	1,442	1,534	6,267	5,433
Corporate Income Tax Expense	588	654	2,656	2,317
Non-GAAP Net Income	$ 854	$ 880	$ 3,611	$ 3,116
Effect of One-time adjustments	(443)	-	(443)	-
Tax Receivable Agreement Income/(Expense), Net of Taxes	(42)	255	214	695
GAAP Net Income	$ 369	$ 1,135	$ 3,382	$ 3,811
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 854	$ 880	$ 3,611	$ 3,116
Basic Earnings per Share	$ 0.08	$ 0.09	$ 0.36	$ 0.34
Basic Weighted Average Shares Outstanding	10,575,089	9,367,659	9,972,978	9,186,250
Net Income for Diluted Earnings per Share	$ 5,063	$ 6,021	$ 23,156	$ 21,724
Diluted Earnings per Share	$ 0.08	$ 0.09	$ 0.36	$ 0.33
Diluted Weighted Average Shares Outstanding	64,930,708	65,023,010	65,093,544	64,985,753